SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.          )
MASTEC, INC.

(Name of Issuer)
Common Stock, $0.10 par value

(Title of Class of Securities)
576323109

(CUSIP Number)
December 16, 2008

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	576323109	13G

1	NAMES OF REPORTING PERSONS Jon L. Wanzek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		5,051,719(1)(4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,448,282(2)(5)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,051,719(1)(4)

WITH	8	SHARED DISPOSITIVE POWER

2,448,282(2)(5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500,001(1)(2)(4)(5)

10	AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.94% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Of such 5,051,719 shares of Common Stock, (i) reporting person is the direct beneficial owner of 1,820,540 shares of Common Stock and (ii) reporting person is the indirect beneficial owner of 3,231,179 shares of Common Stock held by Trust B under the Amended and Restated Living Trust of Leo Wanzek dated February 2, 2000 (“Trust B”) of which reporting person is a trustee having sole voting and investment power.
(2) Of such 2,448,282 shares of Common Stock, (i) reporting person is the indirect beneficial owner of and has shared voting and dispositive power over 1,839,879 shares of Common Stock held by The Wanzek Construction 2008 Irrevocable Trust (“IDIT”) of which reporting person is one of two trustees; (ii) reporting person is the direct beneficial owner of 398,698 shares of Common Stock held by The Jon L. Wanzek 2008 Two-Year Irrevocable Annuity Trust (“GRAT”) of which reporting person is one of two trustees and (iii) reporting person disclaims beneficial ownership of 209,705 shares of Common Stock held by his mother, Janet L. Wanzek, over which he has shared voting and dispositive power pursuant to a durable power of attorney.
(3) Based on 75,433,759 shares of Common Stock (i) 67,933,759 of which were outstanding as reported by MasTec, Inc. in its Quarterly Report for the quarterly period ended September 30, 2008 and (ii) 7,500,000 of which were newly issued to reporting person, Trust B, the IDIT, the GRAT and Janet L. Wanzek on December 16, 2008.

(4) Does not include 2,462,161 shares of Common Stock issuable upon conversion of that certain Negotiable Subordinated Convertible Note issued by MasTec North America, Inc. on December 16, 2008 to Jon L. Wanzek, as Seller’s Representative, in the principal amount of $47,500,000 (the “Wanzek Convertible Note”), which note may only be converted to the extent that after giving effect to such conversion reporting person and his affiliates would beneficially own less than 10% of the outstanding shares of Common Stock following such conversion. Of such 2,462,161 shares of Common Stock, (i) reporting person will be the direct beneficial owner of 1,112,552 shares, which are issuable to him directly; and (ii) reporting person will be the indirect beneficial owner of 1,349,609 shares, which are issuable to Trust B. The number of shares reflected in row 5 also does not include 625,000 shares of Common Stock issuable to the Wanzek Family Foundation (the “Foundation”) upon conversion of that certain Negotiable Subordinated Convertible Note issued by MasTec North America, Inc. on December 16, 2008 to the Foundation in the principal amount of $7,500,000, which note may only be converted to the extent that after giving effect to such conversion the Foundation and its affiliates, including reporting person, would beneficially own less than 10% of the outstanding shares of Common Stock following such conversion. Reporting person will have sole voting and dispositive power over the shares issued to the Foundation due to his position as its Chief Executive Officer. Reporting person disclaims beneficial ownership of the shares issuable to the Foundation.
(5) Does not include 1,496,172 shares of Common Stock issuable upon conversion of the Wanzek Convertible Note, which note may only be converted to the extent that after giving effect to such conversion reporting person and his affiliates would beneficially own less than 10% of the outstanding shares of Common Stock following such conversion, of which (i) reporting person will be the indirect beneficial owner of 1,124,370 shares, which are issuable to the IDIT; (ii) reporting person will be the direct beneficial owner of 243,649 shares, which are issuable to the GRAT; and (iii) reporting person disclaims beneficial ownership of 128,153 shares, which are issuable to Janet L. Wanzek.
Item 1(a) Name of Issuer:
MASTEC, INC.
Item 1(b) Address of Issuer’s Principal Executive Offices:
800 Douglas Road, 12th Floor, Coral Gables, FL 33134
Item 2(a) Name of Person Filing:
Jon L. Wanzek
Item 2(b) Address of Principal Business Office or, if None, Residence:
421 Harwood Drive, Fargo, ND, 58104
Item 2(c) Citizenship:
United States of America
Item 2(d) Title of Class of Securities:
Common Stock, $0.10 par value
Item 2(e) CUSIP Number:
576323109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
(a)	Amount beneficially owned: 7,500,001(1)(2)(4)(5)

(b)	Percent of class: 9.94%(3)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 5,051,719(1)(4)

(ii)	Shared power to vote or to direct the vote 2,448,282(2)(5)

(iii)	Sole power to dispose or to direct the disposition of 5,051,719(1)(4)

(iv)	Shared power to dispose or to direct the disposition of 2,448,282(2)(5)
(1) Of such 5,051,719 shares of Common Stock, (i) reporting person is the direct beneficial owner of 1,820,540 shares of Common Stock and (ii) reporting person is the indirect beneficial owner of 3,231,179 shares of Common Stock held by Trust B under the Amended and Restated Living Trust of Leo Wanzek dated February 2, 2000 (“Trust B”) of which reporting person is a trustee having sole voting and investment power.
(2) Of such 2,448,282 shares of Common Stock, (i) reporting person is the indirect beneficial owner of and has shared voting and dispositive power over 1,839,879 shares of Common Stock held by The Wanzek Construction 2008 Irrevocable Trust (“IDIT”) of which reporting person is one of two trustees; (ii) reporting person is the direct beneficial owner of 398,698 shares of Common Stock held by The Jon L. Wanzek 2008 Two-Year Irrevocable Annuity Trust (“GRAT”) of which reporting person is one of two trustees and (iii) reporting person disclaims beneficial ownership of 209,705 shares of Common Stock held by his mother, Janet L. Wanzek, over which he has shared voting and dispositive power pursuant to a durable power of attorney.
(3) Based on 75,433,759 shares of Common Stock (i) 67,933,759 of which were outstanding as reported by MasTec, Inc. in its Quarterly Report for the quarterly period ended September 30, 2008 and (ii) 7,500,000 of which were newly issued to reporting person, Trust B, the IDIT, the GRAT and Janet L. Wanzek on December 16, 2008.
(4) Does not include 2,462,161 shares of Common Stock issuable upon conversion of that certain Negotiable Subordinated Convertible Note issued by MasTec North America, Inc. on December 16, 2008 to Jon L. Wanzek, as Seller’s Representative, in the principal amount of $47,500,000 (the “Wanzek Convertible Note”), which note may only be converted to the extent that after giving effect to such conversion reporting person and his affiliates would beneficially own less than 10% of the outstanding shares of Common Stock following such conversion. Of such 2,462,161 shares of Common Stock, (i) reporting person will be the direct beneficial owner of 1,112,552 shares, which are issuable to him directly; and (ii) reporting person will be the indirect beneficial owner of 1,349,609 shares, which are issuable to Trust B. The number of shares reflected in row 5 also does not include 625,000 shares of Common Stock issuable to the Wanzek Family Foundation (the “Foundation”) upon conversion of that certain Negotiable Subordinated Convertible Note issued by MasTec North America, Inc. on December 16, 2008 to the Foundation in the principal amount of $7,500,000, which note may only be converted to the extent that after giving effect to such conversion the Foundation and its affiliates, including reporting person, would beneficially own less than 10% of the outstanding shares of Common Stock following such conversion. Reporting person will have sole voting and dispositive power over the shares issued to the Foundation due to his position as its Chief Executive Officer. Reporting person disclaims beneficial ownership of the shares issuable to the Foundation.
(5) Does not include 1,496,172 shares of Common Stock issuable upon conversion of the Wanzek Convertible Note, which note may only be converted to the extent that after giving effect to such conversion reporting person and his affiliates would beneficially own less than 10% of the outstanding shares of Common Stock following such conversion, of which (i) reporting person will be the indirect beneficial owner of 1,124,370 shares, which are issuable to the IDIT; (ii) reporting person will be the direct beneficial owner of 243,649 shares, which are issuable to the GRAT; and (iii) reporting person disclaims beneficial ownership of 128,153 shares, which are issuable to Janet L. Wanzek.

Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009 (Date)

/s/Jon L. Wanzek

(Signature)

Jon L. Wanzek

(Name and Title)
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).